UNITED STATES                    OMB APPROVAL
                 SECURITIES AND EXCHANGE COMMISSION  ---------------------------
                       Washington, D.C. 20549        OMB Number:       3235-0058
                                                     Expires:     March 31, 2006
                                                     Estimated average burden
                             FORM 12b-25             hours per response.....2.50
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                      NOTIFICATION OF LATE FILING
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                                                            SEC FILE NUMBER
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                                                            CUSIP    NUMBER
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(Check       one): [ ] Form 10-K [ ] Form 20-F [ ] Form 11 -K [X] Form 10-Q [ ]
             Form 10-D [ ] Form N-SAR [ ] Form N-CSR
                 For Period Ended: March 31, 207
                 [ ] Transition Report on Form 10-K
                 [ ] Transition Report on Form 20-F
                 [ ] Transition Report on Form 11-K
                 [ ] Transition Report on Form 10-Q
                 [ ] Transition Report on Form N-SAR
                 For the Transition Period Ended:_________________________

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
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    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Senetek PLC
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Full Name of Registrant


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Former Name if Applicable

831 Latour Court, Suite A
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Address of Principal Executive Office (Street and Number)

Napa, California 94558
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
 [X] portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Qorsubject distribution reporton Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.


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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     William F. O'kelly         707          226-3900 ext. 140
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          (Name)            (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes [X] No [ ]
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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [X] No [ ]

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                                   Senetek PLC
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date 14 May 2007                                     By. /s/ William F. O'kelly
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INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                    ATTENTION
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            Intentional misstatements or omissions of fact constitute
               Federal Criminal Violations (See 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232. 13(b) of this chapter).

Part III - Narrative

The registrant is unable to file by May 15, 2007 its Quarterly Report on Form 10Q for the period ended March 31, 2007 without unreasonable effort and expense. This is because the Company is finalizing income tax related matters stemming from a business transaction, specifically, the monetization agreement with Valeant Pharmaceuticals Inc. The Company will file its Quarterly Report on or before the expiration of the five day extension period.


Part IV (3)
Reported revenue for the three months ended March 31, 2007 will be approximately $25.3 million and reported net income attributable to Ordinary Stockholders for the three months ended March 31, 2007 will be approximately $20 million. Reported revenue for the three months ended March 31, 2006 was $2.3 million and reported net loss attributable to Ordinary Stockholders for the three months ended March 31, 2006 was ($0.1) million.


Approximately $23 million of the increase in reported revenue and substantially all of the increase in the reported net income between the three months ended March 31, 2007 and the three months ended March 31,2006 is attributable to the monetization agreement with Valeant Pharmaceuticals Inc.